FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For September 9, 2010

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter Results

FOR IMMEDIATE RELEASE

MACAO (September 9, 2010) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2010.

Net sales for the first quarter ended June 30, 2010 were $20.5 million, a decrease of 9.9% compared to net sales of $22.7 million for the same quarter ended June 30, 2009. Net sales decreased by 13.2% to $10.8 million in the plastic segment and by 5.9% to $9.7 million in the Company’s electronic and metallic segment.   The operating loss in the first quarter was $2.7 million, compared to an operating loss of $0.3 million for the same quarter of fiscal 2010.

Total gross margin decreased to 4.4% in the first quarter ended June 30, 2010 compared to 15.8% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 1.6% of net sales for the first quarter of fiscal 2011 compared to 20.8% of net sales for the same quarter of last fiscal year.   The decreased gross margin in the plastic segment was mainly due to reduction of sales in higher profit margin items, as well as an increase in labor costs resulting from a raise in the minimum wage rate, increases in overtime allowance and headcount. The decreased gross margin was also driven by an increase in factory overhead as a percentage of sales during the quarter.   Gross profit margin in the electronic and metallic segment decreased to 7.5% of net sales for the first quarter ended June 30, 2010, compared to 10.0% of net sales for the year-ago quarter.  The decrease in gross margin in the electronic and metallic segment was mainly attributable to a decline in sales revenues resulting from long lead time in completing sales order due to material shortages and supply slippage, increased labor costs as a percentage of sales driven by increases in the minimum wage rate and a knock on effect from overtime payments and increases in headcount during the quarter.

The Company reported a net loss of $2.2 million for the first quarter ended June 30, 2010 compared to net loss of $0.3 million for the quarter ended June 30, 2009.  Basic and diluted net loss per share was ($0.14), (based on 16,192,000 and 16,205,000 weighted average shares outstanding, respectively) compared to basic and diluted net loss per share of ($0.02), (based on 15,791,000 and 15,921,000 weighted average shares outstanding, respectively) for the same quarter ended June 30, 2009.

The Company's financial position remained strong at the end of the first quarter of fiscal year 2011, with $29.4 million in cash and cash equivalents at June 30, 2010, compared to $35.1 million at March 31, 2010.  Working capital totaled $58.6 million as of June 30, 2010, versus $59.8 million as of March 31, 2010.  Furthermore, the Company has no long-term or short-term borrowings at June 30, 2010.

Mr. Franki Tse, chief executive officer, commented, “During this quarter, our sales decreased due to the slower than hoped for pace of the economic recovery.  It is our expectation that this will continue to impact our business in the coming few quarters.  Our margins were also impacted by a serious labor shortage, low efficiency from new workers, a 20% increase in local minimum wages and material cost increases.  Hence, we are very focused on driving costs down and are in the process of business process re-engineering and organizational re-structuring which will take place during the next two quarters. Given our loss for the quarter, we have not declared dividends to maintain cash reserves.

“We have started working with some new customers and will continue focusing on new business development.  Our state-of-the-art capabilities, exemplary client base and very strong balance sheet with cash and no debt position us well to drive enhanced shareholder value over time.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30,	March 31,
	2010	2010
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$29,436	$35,120
Marketable securities	7,431	5,673
Accounts receivable, net	18,480	14,399
Inventories (note 1)	18,614	15,808
Prepaid expenses and other current assets	2,500	1,844
Total current assets	76,461	72,844
Property, plant and equipment - net	59,747	60,705
Deferred income tax assets	-	70
Goodwill	392	392
Total assets	$136,600	$134,011

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$11,155	$7,298
Accrued payroll and employee benefits	3,034	2,570
Customer deposits	1,229	883
Other accrued liabilities	2,178	1,905
Deferred income tax liabilities	268	340
Total current liabilities	17,864	12,996

Shareholders' equity
Common shares nil par value
- authorized 30,000,000 shares; issued and outstanding
16,191,810 shares at June 30, 2010 and
16,191,810 shares at March 31, 2010, respectively	50,803	50,803
Additional paid-in capital	7,719	7,719
Accumulated other comprehensive income	5,316	5,316
Retained earnings	54,898	57,177
Total shareholders' equity	118,736	121,015
Total liabilities and shareholders' equity	$136,600	$134,011

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended
	June 30,
	2010	2009
	(Unaudited)
Net sales	$20,486	$22,738
Cost of sales	19,585	19,135
Gross profit	901	3,603
Selling, general and administrative expenses	3,822	3,916
Other income, net	243	41
Operating loss	(2,678)	(272)
Interest expense	-	-
Non-operating income, net	397	55
Loss before income taxes	(2,281)	(217)
Income taxes	(2)	36
Net Loss	$(2,279)	$(253)

Net loss per share (note 3)
Basic:
Net loss per share	$(0.14)	$(0.02)
Weighted average number of shares
outstanding (in thousands)	16,192	15,791

Diluted:
Net loss per share	$(0.14)	$(0.02)
Weighted average number of shares
outstanding (in thousands)	16,205	15,921

DESWELL INDUSTRIES, INC. CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Quarter ended
	June 30, 2010	June 30, 2009
Cash flows from operating activities :
Net loss	$(2,279)	$(253)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,700	1,850
Impairment of property, plant and equipment	(29)	(18)
Loss (gain) on sale of property, plant and equipment	(6)	(25)
Unrealized holding (gain) loss on marketable securities	(135)	(37)
(Gain) loss on disposal of marketable securities	(28)	-
Stock-based compensation	-	125
Deferred tax	(2)	-
Changes in operating assets and liabilities :
Accounts receivable	(4,081)	3,464
Inventories	(2,806)	3,845
Prepaid expenses and other current assets	(656)	(263)
Income taxes receivable	-	-
Accounts payable	3,857	(2,476)
Customer deposits and accrued expenses	1,083	47
Income taxes payable	-	36
Net cash (used in) provided by operating activities	(3,382)	6,295
Cash flows from investing activities
Purchase of property, plant and equipment	(737)	(90)
Proceeds from sale of property, plant and equipment	30	108
Purchase of marketable securities	(2,362)	-
Proceeds from sale of marketable securities	767	-
Net cash (used in) provided by investing activities	(2,302)	18

Net (decrease) increase in cash and cash equivalents	(5,684)	6,313

Cash and cash equivalents, at beginning of period	35,120	23,134
Cash and cash equivalents, at end of period	29,436	29,447
Supplementary disclosures of cash flow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	-

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2010 and March 31, 2010, the results of operations for the three months ended June 30, 2010 and June 30, 2009, and the cash flows for the three months ended June 30, 2010 and June 30, 2009.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 29, 2010 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Inventories

	June 30,	March 31,
	2010	2010
Inventories by major categories :
Raw materials	$11,031	$10,162
Work in progress	4,353	2,938
Finished goods	3,230	2,708
	$18,614	$15,808

3.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended June 30, 2010 and 2009 were both from the Company’s continuing operations.

4.	Foreign currency translation

Prior to January 1, 2009, the functional currencies of the Company’s subsidiaries were Hong Kong dollars and Chinese renminbi.  The effects of translating the financial position and results of operations of local currency functional operations into the U.S. dollars were included in a separate component of stockholder’s equity as “Accumulated other comprehensive income”.

Effective January 1, 2009, the Company’s subsidiaries’ functional currencies were all changed to the U.S. dollars.  The translation adjustments that applied to the Company and that have been accumulated in other comprehensive income until December 31, 2008, have been retained in that account; and nonmonetary assets that Deswell owned at December 31, 2008, the end of the period immediately before the change, were translated in subsequent periods at the exchange rate that was current at the end of that period.  And, exchange rate gains and losses on transactions in currencies other than the U.S. dollar are recognized and included in operations for the period in which the exchange rates changed.  The change in functional currencies did not have a material effect on the Company’s business, results of operations or financial position since the effective date of change and as of June 30, 2010.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 31, 2010 Compared to Quarter Ended June 30, 2009

Net Sales - The Company’s net sales for the quarter ended June 30, 2010 were $20,486,000, a decrease of $2,252,000, or 9.9%, as compared to the corresponding period in fiscal 2010.  The decrease in sales was mainly related to the decreases in sales at our plastic segment of $1,637,000 as well as in our electronic and metallic segment of $615,000.  These represent decreases of 13.2% and 5.9% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease of net sales at our plastic segment was mainly the result of the decrease in orders from existing customers of $5,021,000 offsetting the increase in orders from existing and new customers of $3,156,000 and $227,000, respectively, due to the sluggish economic condition worldwide.  About 70% of the sales decrease from existing customers was accounted for by one of the segment’s major customers related to plastic component sales of electronic entertainment products.  Net sales from this major customer for the first quarter of fiscal 2011 had dropped by about 79% due to a decrease in orders for one of their main products, as compared to the year-ago quarter.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders for professional audio and telecommunication equipment from existing customers of $1,539,000, as well as a decrease in distribution sales of $550,000, offsetting the increase in orders for professional audio equipment of $1,475,000.  The decrease in sales revenues was mainly attributable to a postponed delivery schedule for customer sales orders as a result of the material shortage and supply slippage.

Gross Profit - The gross profit for the quarter ended June 30, 2010 was $901,000, representing a gross profit margin of 4.4%.  This compares with the overall gross profit and gross profit margin of $3,603,000 or 15.8% for the quarter ended June 30, 2009.

Gross profit in the plastic segment decreased by $2,401,000 to $172,000 or 1.6% of net sales, for the quarter ended June 30, 2010, compared to $2,573,000 or 20.8% of net sales, for the quarter ended June 30, 2009.  The decrease in gross margin for the plastic segment was mainly due to a decrease in the sales volume of higher profit margin items, increased labor costs resulting from a rise in the minimum wage rate, higher overtime allowances, as well as increase in headcount to meet very tight delivery schedules for certain customer orders, as compared to the same quarter in prior fiscal year.  The PRC government enacted a 20% minimum wage increase in the Guangdong Province that became effective May 1, 2010 and as a result, impacted our labor cost by additional 13% for the current fiscal quarter.

Gross profits in the electronic and metallic segment decreased by $302,000 to $728,000, or 7.5% of net sales, for the quarter ended June 30, 2010, compared to $1,030,000, or 10.0% of net sales for the same period of last fiscal year. The decline in gross profit and margin was mainly due to long waiting time for materials needed to complete orders, increased labor costs as a result of a rise in the minimum wage rate, and increases in overtime allowance and headcount when compared to the year-ago quarter.  A lot of overtime was incurred during the current quarter due to delays in the supply of  materials.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2010 were $3,822,000, or 18.7% of total net sales, compared to $3,916,000, or 17.2% of total net sales for the quarter ended June 30, 2009.  There was a decrease in selling, general and administrative expenses of $94,000 compared to  the corresponding period of last year.

SG&A expenses in the plastic segment decreased by $176,000 to $2,574,000, or 23.9% of net sales, for the quarter ended June 30, 2010 compared to $2,750,000, or 22.2% of net sales for the corresponding period in fiscal 2010.  The lower SG&A expense for the quarter was primarily related to the decrease of $11,000 in selling expense, $87,000 in stock based compensation costs and $145,000 in registration and license fees offsetting an increase in payroll costs of $133,000, as compared with the year-ago quarter.  During the year-ago quarter, the segment experienced a cost reduction related to a 10% salary reduction, which was then reinstated in the fourth quarter of fiscal 2010.

SG&A expenses in the electronic and metallic segment increased by $82,000 to $1,248,000, or 12.8% of net sales, for  the quarter ended June 30, 2010 compared to  $1,166,000, or 11.3% of net sales for the corresponding period in fiscal 2010.  The increase in SG&A expenses was primarily related to an increase of $6,000 in selling expense, and $90,000 in payroll costs offsetting a decrease of $38,000 in stock based compensation costs, as compared with the corresponding quarter in the prior fiscal year.  The electronic and metallic segment experienced a cost reduction related to a 10% salary reduction, which was then reinstated in the fourth quarter of fiscal 2010.

Other operating income - For the quarter ended June 30, 2010, other operating income was $243,000 as compared to other operating income of $41,000 for the quarter ended June 30, 2009.

On a segment basis, other operating income attributable to the plastic segment was $172,000, as compared to other operating expense of $121,000 for the same quarter last fiscal year.  Other operating income for this quarter was mainly attributed to a credit of $198,000 from a write-back of other payables, offsetting an exchange loss of $16,000, as compared to the provision for doubtful receivables of $150,000 during the same quarter in the prior fiscal year.

Other operating income attributable to the electronic and metallic segment was $71,000 in the quarter ended June 30, 2010, a decrease of $91,000 as compared to other operating income of $162,000 for the year-ago quarter. This decrease in other operating income was mainly attributable to the decrease of $91,000 in exchange gain, as compared to the year-ago quarter.

Operating Loss - Operating loss was $2,678,000 for the quarter ended June 30, 2010, as compared with the operating loss of $272,000 from the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $2,229,000, or negative 20.7% of net sales in the quarter ended June 30, 2010 compared to an operating loss of $297,000, or negative 2.4% of net sales in the corresponding period in fiscal 2010.   The increase in operating loss in the plastic division was mainly due to the decrease in sales revenue and lower gross profit margin as a result of higher labor costs, offsetting the drop in SG&A expense and increase in other operating income as described above.

The operating loss in the electronic and metallic segment was $449,000, or negative 4.6% of net sales in the quarter ended June 30, 2010 compared to operating income of $26,000 or 0.2% of net sales in the corresponding period in fiscal 2010.  Electronic & metallic operating income decreased mainly due to the decreases in sales revenues, gross profit margin and other operating income as described above.

Non-operating income – Non-operating income for the quarter ended June 30, 2010 increased by $342,000 to $397,000 as compared with the year-ago quarter.  This is mainly attributable to the increase of $226,000 in dividend income from marketable securities and of $125,000 in unrealized gain on the fair value of marketable securities, as compared with the same quarter of last fiscal year.

Income Taxes – Income tax for the quarter ended June 30, 2010 was comprised of a deferred tax benefit of $102,000 for the plastic segment and a deferred tax provision of $100,000 for the electronic and metallic segment, as compared with an income tax expense of $36,000 for the plastic segment in the corresponding quarter of the prior fiscal year.

Net Loss – The Company had a net loss of $2,279,000 for the quarter ended June 30, 2010 as compared to net loss of $253,000 for the quarter ended June 30, 2009.   Net loss for the quarter ended June 30, 2010 represented negative 11.1% of net sales, comparing to negative 1.1% of net sales for the net loss in the same quarter of prior fiscal year.  The increased net loss was mainly the result of the decreases in gross profit and gross margin as well as the slight increase in SG&A expenses as a percentage of sales as described above.

Net loss for the plastic segment for the quarter ended June 30, 2010 totaled $1,810,000, as compared to the net loss of $395,000 for the corresponding quarter in fiscal 2010.  The increase in net loss of the plastic segment was mainly the result of decreases in sales revenues and gross profit margin as described above.

Net loss for the electronic and metallic segment for the quarter ended June 30, 2010 was $469,000, compared to net income of $142,000 for the corresponding quarter in fiscal 2010.  The net loss in the electronic and metallic segment was mainly the result of decreases in gross profit margin and increases in SG&A expense as a percentage of sales as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2010, the Company had a working capital of $58,597,000 and cash and cash equivalents of $29,436,000. This compares with working capital of $59,848,000 and cash and cash equivalents of $35,120,000 at March 31, 2010.  The decrease in cash and cash equivalents was mainly attributed to net cash used in operating activities of $3,382,000 and in investing activities comprising purchase of property, plant and equipment for $737,000, and purchase of marketable securities for $2,362,000 and proceeds from the sale of marketable securities of $767,000 during the quarter ended June 30, 2010.  There were no financing activities for the first quarters of fiscal 2011 and 2010, respectively.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings or long-term borrowings at June 30, 2010.

As of June 30, 2010, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

/s/ Franki Tse
Franki Tse
Chief Executive Officer

Date: September 9, 2010